SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 12, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores
Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Relações com a Mídia (no Brasil)
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Media Relations (outside Brazil)
(1 212) 983-1702
ivette.almeida@annemcbride.com

Brasil Telecom

Resultado do 2° Trimestre de 2005		Second Quarter 2005 Results

Divulgação de Resultado		Earnings Release

Data:	20 de julho de 2005 (quarta-feira)	Date:	July 20, 2005 (Wednesday)
Horário:	Após o fechamento da Bovespa e da NYSE	Time:	After NYSE and Bovespa close

Teleconferência		Conference Call

Participarão desta teleconferência Carla Cico (Presidente da Brasil Telecom S.A.) e o time de RI. A teleconferência será conduzida em inglês.		The conference call will be hosted by Carla Cico (Brasil Telecom S.A.’s CEO) and the IR Team, and will be held in English.

Data:	21 de julho de 2005 (quinta-feira)	Date:	July 21, 2005 (Thursday)

Horário:	12h00min horário de Brasília	Time:	11:00 a.m. New York time
	11h00min horário de Nova Iorque		12:00 p.m. Brasília time
	16h00min horário de Londres		04:00 p.m. London time

Acesso:	(1 303) 205-0066	Access:	(1 303) 205-0066

Favor ligar até 10 minutos antes do início da teleconferência.		Please dial in 10 minutes prior to the start time of the call.

Se não for possível a sua participação, o replay da teleconferência estará disponível das 15h00min (horário de Brasília) do dia 21 de julho de 2005 (quinta-feira) até 02h00min (horário de Brasília) do dia 27 de julho de 2005 (quarta-feira). O acesso poderá ser feito pelo telefone (1 719) 457-0820 (código de acesso 5444416).

If you cannot participate, a replay of the conference call will be available from 02:00 p.m. (New York time) of July 21, 2005 (Thursday) to 01:00 a.m. (New York time) of July 27, 2005 (Wednesday). You can access the replay by dialing (1 719) 457-0820 (access code 5444416).

Para fazer download da Divulgação de Resultados e da gravação da teleconferência, acesse nossa página na Internet: www.brasiltelecom.com.br/ri/		To download the Earnings Release and an audio recording of the conference call, please access our website: www.brasiltelecom.com.br/ir/

Para informações adicionais, entre em contato com:		For further information please contact:
ri@brasiltelecom.com.br		ri@brasiltelecom.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer